UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 09, 2024

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

484 Broome St.

New York, New York 10013

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (646) 666-0515

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03EXQUISITEBOX; #03TOPPSCHROMEWAX; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSET; #1959TOPPSBASEBALLSET; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LEAFRUTHSGC8; #AARON1954PSA8.5; #AARONDECADEBASKET; #ACUNABOWMAN10BASKET; #ACUNAGOLD9.5; #ALEXRODRIGUEZ09WSUNIFORM; #ALIROOKIECARDBVG8; #ALKALINE1954TOPPSPSA9; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BABERUTHBOWSOUTPHOTO; #BANKS1954PSA9; #BETTSBLUEREFRACTORBASKET; #BETTSGOLDREFRACTORBASKET; #BOBBYORRBRUINSJERSEY; #BRADY2000SPXSPECTRUMBGS9.5; #BRADYBOWMAN10; #BRADYCHAMPIONSHIPTICKET; #BRADYDEBUTTICKET; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYREEBOKFLAWLESS; #BRADYROOKIE; #CASSIUSCLAYLISTONUPITYPE1; #CHAMBERLAINHSUNIFORM; #CHAMBERLAINPHILAJERSEY59-60; #CHICAGOBULLSDYNASTYHARDWOOD; #CHRISBOSHGAMEWORNRAPTORSSNEAKERS; #CLEMENTE1955PSA8; #CLEMENTE65-68BAT; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CRISTIANORONALDORC1OF1; #CROSBYTHECUPBASKET; #CROSBYWINTERCLASSICSKATES; #CURRYRPABGS9.5; #DAVEBINGSIGNED50GREATESTNBAPLAYERSLITHOGRAPH; #DEVERSSUPERFRACTOR; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #DONOVANMITCHELLNT9.5; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #EDDIEPLANKT206PSA4; #ELWAY1984ROOKIECARDPSA10BASKET; #EMBIIDFIRST50POINTGAMEJERSEY; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ERLINGHAALANDPSA10BASKET; #FRANKROBINSON1957PSA9BASKET; #FRANKROBINSON500HRBAT; #GARYCARTER1975PSA10BASKET; #GIANNIS48POINTGAMESNEAKERS; #GIANNISGOLDIMMACULATE; #GIANNISRPA; #GLEYBERTORRESORANGE9.5; #GRETZKY1979TOPPS9; #GRETZKYOPEECHEE1979; #GRIFFEY89UPPERDECKSGCGOLD; #HARMONKILLEBREW1955TOPPSPSA9; #HONUSWAGNER1910PSA5; #JACKIELEAF3.5; #JACKIEROBINSON1952TOPPSPSA8.5; #JACKIEROBINSON53TOPPS8; #JETERFOILRCBASKETBGS9.5; #JIMMIEFOXX1938BAT; #JOKICREFRACTOR1OF1; #JORDAN85NIKEBASKET; #JORDAN86FLEERBGS9.5BASKET; #JORDANEXQUISITE8.5FLASHBACK; #JORDANEXQUISITEBGS8; #JORDANFLEER86SGC10; #JORDANLEBRONMAGICTRIPLESIGS; #JORDANLEBRONSIGNOFTHETIMES; #JORDANMAGICLEBRONTRIPLEAUTOJERSEY; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JOSHALLENGOLDBGS9.5; #JUSTINHERBERTHIDDENTREASURERPA; #KAREEMPOINTSRECORDBALL; #KAWHIBASKET; #KEVINDURANTHSJERSEY; #KOBEBLACKHISTORYMONTHFINALSEASONSHOES; #KOBEBRYANT2001WARMUPJACKET; #KOBEBRYANTFIRSTWHITE#24JERSEY; #KOBEBRYANTROOKIESNEAKERS; #KOBEBRYANTROYALBLUEJORDANSNEAKERS; #KOBEFINALSEASONSNEAKERS; #KOBELEBRONJORDANMAGICQUADAUTO; #KOBEREEBOKIVERSONRETROS; #KOUFAX1955PSA8.5; #KOUFAX55PSA9; #KOUFAXPSA8; #LBJEXQUISITE; #LBJKOBETOPPSBASKET; #LEBRONBLACKDIAMOND; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LEBRONMELOBOSH2008TRIPLELOGOMAN; #LEBRONMELODUALLOGOMAN; #LEBRONMELOWADETRIORC; #LEBRONROOKIESHOES; #LEBRONULTIMATE; #LOUGEHRIGRCPHOTO; #LUKADONCICGUROOKIESNEAKERS; #LUKAROOKIEJERSEY; #LUKAWHITESPARKLE; #MAGICBIRDDRJ; #MAGICBIRDDRJ1980PSA9; #MAGICBIRDDRJPSA8BASKET; #MAGICBIRDLOGOMAN; #MAHOMESBRONZEBASKET; #MAHOMESEMERALDRPABGS9; #MAHOMESIMMACULATE1OF1; #MAHOMESNT1OF1; #MAHOMESNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #MANTLE1953BOWMAN8BASKET; #MANTLE1953TOPPS8; #MANTLE1956PSA8BASKET; #MANTLE1957TOPPSPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #MANTLE1965TOPPS9; #MANTLE1966TOPPSPSA9BASKET; #MANTLE1967TOPPS9; #MANTLE1968PSA9BASKET; #MANTLE1969TOPPS9; #MANTLE52TOPPSPSA7; #MANTLE54BOWMANBASKET; #MANTLEDEBUTSTUB; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #MARIS58TOPPSPSA9; #MAYS1951BOWMAN7; #MAYS1951PHOTO; #MAYS1952PSA8; #MAYS1956GRAYPSA9; #MAYS1959PSA9BASKET; #MAYS1960PSA9; #MAYWEATHERRCPSA10; #MESSIMEGACRACKS#71PSA9; #MESSIROOKIEBASKET; #MICHAELPORTERJRBASKET; #MIKAN48BOWMANPSA7; #MIKANRCPHOTO; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJCHAMPIONSHIPTICKET; #NADALNETPROGLOSSY; #NEGROLEAGUELEGENDARYCUTSBASKET; #NOLANRYAN1968MILTONBRADLEYPSA9; #NTBBALLWAXBUNDLE; #ORANGEDOMINGUEZ; #OSCARROBERTSONCINCINNATIROYALSJERSEY; #OTTOGRAHAM1950BOWMANPSA9; #OVECHKINSPAUTHBASKET9.5; #OVECHKINTHECUPBGS8.5; #OZZIESMITHRCBGS9.5; #PAULMOLITOR1978TOPPSPSA10; #PAULPIERCE2010ASGJERSEY; #PEYTONMANNINGMVPHELMET; #RICKEYHENDERSONRCPSA10; #RODGERSPLAYOFFCONTENDERSGREEN; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #ROYCAMPANELLA1949BOWMANPSA9; #RUTH1914BALTIMORENEWSSGC3; #RUTH33GOUDEYSGC8; #SADAHARUOHBAT; #SANDYKOUFAX1956TOPPSGRAYBACKPSA9; #SATCHELPAIGE48LEAFSGC30; #SEAGERORANGEREFRACTORBASKET; #SERENA03NETPROPSA10BASKET; #SHOELESSJOEJACKSON1915PSA8; #STEPHCURRYSNEAKERS; #TATISBOWMANBLACKLABEL; #TATUMFLAWLESS10; #TEDWILLIAMS1939PLAYBALL; #THEROCKBUMBLEBEEPSA10; #TIGERPUTTER; #TIGERSIFORKIDS; #TIGERSPAUTHENTICBGS9.5; #TIMDUNCANPMGGREEN; #TRAEYOUNGFLAWLESSBGS9; #TRAEYOUNGFLAWLESSGREENBGS9; #TREVORLAWRENCELEAFBASKET; #TROUTFINESTSUPERFRACTOR; #TYSONRCBGS9BASKET; #UNITAS1965JERSEY; #UNITASPSA8; #WARRENSPAHN1948LEAFPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #WILTCHAMBERLAIN61PSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #YASTRZEMSKIRC9BASKET; #ZIONPRIZMSBLUEBGS10; #ZIONRPABGS9;

Item 9. Other Events

As of August 09, 2024, Adeliza Pérez-Johnson will continue on with the title Manager of the Manager and the Company.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: August 09, 2024	By:	/s/ Adeliza Pérez-Johnson
Manager

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